#770 - 800 West Pender Street Vancouver, BC V6C 2V6 P: 604-630-1399 F: 604-681-0894

MAG Silver Corp.	March 25, 2011
For Immediate Release	NR#11-02

MAG SILVER ANNOUNCES SILVER-ZINC-LEAD SULPHIDE VEINS NEAR SKARN AT CINCO DE MAYO

CM11-343:   483 g/t silver with 4.52% lead and 11.74% zinc over 2.81 metres

CM11-335:     486 g/t silver with 4.56% lead and 6.32% zinc over 1.12 metres

Vancouver, B.C. MAG Silver Corp. (TSX: MAG; NYSE-A: MVG) (“MAG” or the “Company”) announces high-grade, silver-rich sulphide and skarn altered intrusion intercepts from on-going exploration drilling in the northwestern part of its 100% owned Cinco de Mayo (or “Cinco”) property in northern Chihuahua State, Mexico.  The first two holes into the previously undrilled “Polaris East” area have hit what appears to be the same set of sheeted sulphide replacement veins. The principal vein in Hole CM11-343 is 2.81 metres wide and grades 483 grams per tonne (g/t) (14.1 ounces per ton)(opt)) Silver, 0.22 g/t gold, 4.52% lead and 11.74% zinc. The same vein is also seen in Hole CM11-335 at 1.42 metres wide reporting 287 g/t (8.3 opt) silver, 0.24 g/t gold, 2.67% lead and 1.40% zinc, with the 0.57 metre interval from 527.11 to 527.68 (0.57m) carrying 636 g/t (18.5 opt) silver, 0.35 g/t gold, 5.42% lead and 2.35% zinc. The intercepts are approximately 50 metres apart with mineralization in both holes consisting of a series of parallel veins ranging from 0.25 to 3.50 metres in width that occur within an overall zone 20 to 35 metres wide. Both holes cut multiple additional parallel sulphide veins and veinlets and highly altered felsite and intermediate dykes. (Please see Table 1 below for the detailed results of the largest of the replacement veins.)

Perhaps just as significant, highly skarn-altered intrusion was cut in Hole CM11-349, drilled 250 metres southwest of Holes 335 and 343. Hole 349 entered highly altered intrusion approximately 280 metres downhole. At about 475 metres downhole the first of a series of structurally controlled multi-stage garnet-pyroxene skarn zones was intercepted. These skarns replace early granodioritic intrusive rocks and contain abundant fine-grained pyrite and arsenopyrite. These holes are the first to hit a significant intrusive body in the ongoing search for large-scale intrusive-contact mineralization that is believed to exist at Cinco de Mayo. All of the important geological signs point to Polaris and our immediate efforts will focus in this area.  Hole CM11-350, designed to test the area between the skarned intrusion and sulphides is in progress. Assays are awaited for Hole CM11-349.

“We are encouraged to see high-grade silver-lead-zinc replacement sulphides in close proximity to a multiphase intrusive system, but even more encouraged to see such strong skarn replacement of the intrusions themselves,”, said Dan MacInnis, MAG Silver President and C.E.O. “The intrusion skarn characteristics we see speak of a very juicy system, which matches well with our exploration model and results to date for Cinco de Mayo.”

The holes were targeted on strong coincident Magnetic and ZTEM geophysical anomalies that underlie an area of roughly 3 kilometres by 3 kilometres lying along the northern projection of the structures that contain the Pozo Seco molybdenum-gold discovery and the Jose Manto.

1 of 6

Table 1 - Detailed assay results for Polaris East Sulphide Vein Intercepts

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Ag (opt)	Pb (%)	Zn (%)	Area
CM11-343	519.72	523.23	3.51	0.19	65	1.9	0.46	7.51	Polaris East
CM11-343	533.80	536.61	2.81	0.22	483	14.1	4.52	11.74	Polaris East
CM11-343	544.86	546.75	1.89	0.06	138	4.0	1.26	4.74	Polaris East
CM11-343	553.63	554.80	1.17	0.23	148	4.3	1.11	1.69	Polaris East
CM11-335	527.11	528.53	1.42	0.24	287	8.3	2.67	1.40	Polaris East
including	527.11	527.68	0.57	0.35	636	18.5	5.42	2.35
including	527.43	527.68	0.25	0.54	1,250	36.4	10.80	4.14
CM11-335	545.00	547.27	2.27	0.42	263	7.7	2.37	3.73	Polaris East
including	545.00	546.12	1.12	0.36	486	14.2	4.56	6.32

On-Going Exploration Program Update

The following table lists the assay results for 49 holes and 20,215 metres of drilling at Cinco de Mayo during the last quarter of 2010 and to date in 2011.  A total of six specific areas throughout the property were targeted and they are identified in the table.

Drilling will continue to focus on the Polaris and Polaris East areas with two drill rigs to locate the source(s) for gold-silver-molybdenum-lead-zinc-copper and tungsten mineralization, “fugitive” calcite veins, jasperoid alteration, intrusions and the newly identified skarn alteration.

Table 2 - Assay Results Cinco Exploration

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Ag (opt)	Cu (%)	Pb (%)	Zn (%)	Area
CM10-329*	No significant Intercepts/hole lost in fault									Polaris
CM10-304	No significant Intercepts									Polaris
CM10-309	No significant Intercepts									Polaris
CM10-312	24.00	27.03	3.03	0.01	4	0.1	0.01	1.01	1.77	Polaris
CM10-315	No significant Intercepts									Polaris
CM10-318	No significant Intercepts									Polaris
CM10-324*	291.70	304.80	13.10	0.35	4	0.1			0.01	Polaris
CM10-331	No Significant Intercepts									Polaris
CM10-332	No Significant Intercepts									Polaris
CM10-333*	No significant Intercepts/hole lost in fault									Polaris
CM11-335	527.11	528.53	1.42	0.24	288	8.4		2.67	1.40	Polaris
and	545.00	547.27	2.27	0.42	264	7.7		2.37	3.73	Polaris
CM11-336*	142.10	143.26	1.16	0.00	52	1.5	0.02		0.01	Polaris
CM11-337*	No significant Intercepts/hole lost in fault									Polaris
CM11-341	385.81	386.12	0.31	0.06	18	0.5	2.27	0.01	0.00	Polaris
CM11-343	50.00	52.03	2.03	1.48	9	0.3	0.01	0.03	0.06	Polaris
and	55.00	60.50	5.50	0.56	11	0.3	0.02	0.14	0.13	Polaris
and	519.72	523.23	3.51	0.20	65	1.9	0.01	0.46	7.51	Polaris
and	533.80	536.61	2.81	0.22	483	14.1	0.01	4.52	11.74	Polaris
and	544.29	546.75	2.46	0.06	124	3.6		1.14	3.72	Polaris
and	553.63	554.80	1.17	0.11	148	4.3		1.11	1.69	Polaris

2 of 6

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Ag (opt)	Cu (%)	Pb (%)	Zn (%)	Area
CM10-296	No significant Intercepts									PSS
CM10-297	64.78	69.25	4.47	0.02	46	1.3	0.02	1.08	0.96	PSS
and	71.11	76.40	5.29	0.05	47	1.4	0.01	0.52	1.00	PSS
CM10-298	59.00	59.60	0.60	0.07	5	0.1	0.01	0.88	2.93	PSS
CM10-303	24.58	26.06	1.48	0.39	7	0.2	0.03	1.31	3.93	PSS
and	40.57	41.58	1.01	0.69	9	0.3	0.06	1.82	3.85	PSS
and	141.02	141.52	0.50	11.85	9	0.3	0.01	0.04	0.30	PSS
and	206.68	208.06	1.38	2.26	1			0.03	0.08	PSS
and	206.68	207.34	0.66	4.56	3	0.1		0.04	0.14	PSS
CM10-305	No significant Intercepts									PSS
CM10-320	No significant Intercepts									PSS
CM10-323	No significant Intercepts									PSS
CM10-327	No significant Intercepts									PSS
CM10-328	147.80	149.35	1.55	0.07	3	0.1	0.05	0.37	1.88	PSS
and	211.45	213.35	1.90	1.11	0			0.03	0.01	PSS
CM10-299	No significant Intercepts									La Camarada
CM10-300	47.06	48.12	1.06	0.03	5	0.2	0.01	0.06	3.75	La Camarada
and	50.88	51.96	1.08	0.02	12	0.4	0.02	0.11	3.40	La Camarada
and	54.26	71.36	17.10	0.02	145	4.2	0.71	0.06	0.71	La Camarada
including	57.20	58.48	1.28	0.05	101	2.9	8.83	0.30	1.07	La Camarada
including	58.48	67.35	8.87	0.01	210	6.1	0.03	0.02	0.07	La Camarada
CM10-302	No significant Intercepts									La Camarada
CM10-306	No significant Intercepts									La Camarada
CM10-307	253.40	254.04	0.64	0.22	3	0.1		0.23	0.12	La Camarada
CM10-310	No significant Intercepts									La Camarada

3 of 6

Hole ID	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	Ag (opt)	Cu (%)	Pb (%)	Zn (%)	Area
CM10-311	152.10	152.60	0.50	0.01	4	0.1	0.01	0.01	5.43	La Camarada
CM10-314	470.04	471.37	1.33	0.00	7	0.2		0.03	5.43	La Camarada
CM10-316	No significant Intercepts									La Camarada
CM10-319	No significant Intercepts									La Camarada
CM10-321	No significant Intercepts									La Camarada
CM10-322	52.88	54.69	1.81	0.01	6	0.2		0.03	2.41	La Camarada
CM10-325	No significant Intercepts									La Camarada
CM10-301	88.59	89.55	0.96	1.80	6	0.2			0.01	Tres Amigos
CM10-308	No significant Intercepts									Agate
CM10-313	No significant Intercepts									Agate
CM10-317	39.46	40.21	0.75	0.08	114	3.3	0.01	0.04	0.45	Agate
CM10-326	No significant Intercepts									Agate
CM10-330	40.89	41.87	0.98	0.00	71	2.1		0.06	0.29	Agate
CM10-295	No significant Intercepts									La Gloria
CM10-334	142.11	142.58	0.47	0.03	418	12.2	0.05	6.66	17.90	La Gloria
CM11-338	No significant Intercepts									La Gloria
CM11-340	No significant Intercepts									La Gloria
CM11-344	494.50	495.22	0.72	0.11	297	8.7	0.06	0.11	0.14	La Gloria
*hole lost in fault before reaching targeted depth
PSS indicates the area of Pozo Seco South

4 of 6

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the remaining technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focused on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is the vendor of this project, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

Quality Assurance and Control: The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

About MAG Silver Corp. (www.magsilver.com )

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry.  MAG is conducting ongoing exploration of its portfolio of 100% owned properties in Mexico including a silver, lead and zinc discovery and a moly-gold discovery at its 100% owned Cinco de Mayo property in Chihuahua State.  MAG and Fresnillo plc are jointly developing the Valdecañas Deposit on the Juanicipio Joint Venture in Zacatecas State.  MAG is based in Vancouver, British Columbia, Canada.  Its common shares trade on the TSX under the symbol MAG and on the NYSE Alternext under the symbol MVG.

On behalf of the Board of

MAG SILVER CORP.

“Dan MacInnis”

CEO & Director

For further information on behalf of MAG Silver Corp. Contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101—Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.

5 of 6

6 of 6